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                             SUPPLEMENTARY BENEFIT

                        FLEXIBLE TERM INSURANCE OPTION

                              TERM LIFE INSURANCE

This benefit is a part of your policy. The effective date is the same as the Effective Date of your policy. The amount of the Insurance Benefit may vary as described below. The insurance provided will be flexible term insurance to Attained Age 100.

                                  DEFINITIONS

Death Benefit Schedule is the schedule of death benefits defined in the Policy Information section of your policy.

Scheduled Death Benefit is the amount defined in the Death Benefit Schedule for the time period specified in the schedule.

Term Insurance Benefit is the amount payable under this Supplementary Benefit.

                               INSURANCE BENEFIT

If the life insured dies while the benefit is in force, we will pay the Term Insurance Benefit on receiving due proof of death, subject to the Age and Sex, Suicide, and the Validity provisions. If the life insured dies after we receive your request for surrender of the policy, there will be no Term Insurance Benefit. The life insured for this benefit is the same as the life insured for the policy to which this benefit is attached.

Term Insurance Benefit. The Term Insurance Benefit is determined on the first day of each Policy Month. It is equal to (a) minus (b), but not less than zero, where:

(a) is the Scheduled Death Benefit in effect for the Policy Month; and

(b) is the then current Face Amount, or, if the Death Benefit of the Policy is determined by the Policy's Minimum Death Benefit provision, the Minimum Death Benefit.

It is possible that the Term Insurance Benefit could be zero for a Policy Month. However, this will not terminate the rider.

                                 BENEFIT COST

The monthly cost of the benefit is one of the Monthly Deductions under the policy. The monthly cost is equal to (a) multiplied by (b) where:

(a) is the monthly Cost of Insurance rate; and

(b) is the Term Insurance Benefit divided by the Death Benefit Discount Factor shown in the Policy Information section of your policy.

The rates for the Cost of Insurance are based on the life insured's Issue Age, Sex and Risk Classification, and the duration that the benefit has been in force. We will determine monthly Cost of Insurance rates from time to time, on a basis which does not discriminate unfairly within any class of insureds. The monthly cost of the benefit will reflect any Additional Rating shown for this benefit in the Policy Information section of your policy. The monthly Cost of Insurance rates will never be more than those shown in the Table of Maximum Cost of Insurance Rates on page 4 of your policy, plus any Additional Rating shown in the Policy Information section.

                      CHANGING THE DEATH BENEFIT SCHEDULE

You may change your Death Benefit Schedule by Written Request, subject to the following:

(a) satisfactory evidence of insurability is required before the Death Benefit Schedule may be increased;

(b) changes may be made only on the first day of a Policy Month;

(c) a Written Request for a change which results in only a decrease to the Death Benefit Schedule must be received at least 30 days prior to the first day of a Policy Month for the change to take affect as of that Policy Month;

(d) a change which results in an increase to the Death Benefit Schedule will take effect at the beginning of the Policy Month following the date we approve the request;

                                                                    (continued)

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                        FLEXIBLE TERM INSURANCE OPTION

                              TERM LIFE INSURANCE

(e) a decrease to the Death Benefit Schedule which results in a Scheduled Death Benefit less than the Face Amount at the time of the change will cause a decrease in the Face Amount. The Face Amount will be reduced to be equal to the Scheduled Death Benefit at the time of the decrease in the schedule. A corresponding reduction will occur to the Coverage Amounts in the Table of Coverages as described in your policy.

A change to the Death Benefit Schedule may cause a change in the maximum amount of premium that can be paid into the policy. We will inform you of any such change.

We reserve the right to refuse or limit any request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes.

                                POLICY CHANGES

Change from Death Benefit Option 1 to Option 2. All Scheduled Death Benefits effective after and including the effective date of the change will be reduced by the amount of the Policy Value at the time of the change.

Change from Death Benefit Option 2 to Option 1. If the Face Amount of the Policy after a change in Death Benefit Option would be greater than the Scheduled Death Benefit in effect at the time of the change, the Face Amount after the change will be set equal to the Scheduled Death Benefit.

Increase or Decrease in Face Amount. If the Face Amount of the policy is increased or decreased, a corresponding increase or decrease of the same amount will also be made to the Scheduled Death Benefit effective on or after the effective date of the change in Face Amount. This provision does not apply to increases or decreases in Face Amount due to a change in Death Benefit Option.

Face Amount greater than Scheduled Death Benefit. If at any time, the Face Amount is greater than the Scheduled Death Benefit effective on such date, the Face Amount will be reduced to be equal to the Scheduled Death Benefit.

A change in Face Amount occurring as a result of a policy change under this provision, will result in a corresponding change in Coverage Amounts shown in the Table of Coverages as described in your policy.

                                  BENEFICIARY

The beneficiary will be as designated in the application for this benefit, unless changed as provided for in the policy.

                                  AGE AND SEX

If the life insured's age or sex (if applicable) was misstated in the application, we will change the Death Benefit Schedule. The new Death Benefit Schedule will be determined so that the Death Benefit will be that which the most recent Cost of Insurance deduction would have purchased for the correct age and sex (if applicable).

                                    SUICIDE

The suicide period for this benefit will be the same as for the policy to which it is attached, and it will start on the effective date of the benefit, or the effective date of an increase in amount as appropriate. If the life insured dies by suicide, whether sane or insane, during the suicide period, the Term Insurance Benefit will be limited to the monthly cost for the benefit, or the monthly cost for an increase to the Death Benefit Schedule as appropriate.

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                        FLEXIBLE TERM INSURANCE OPTION

                              TERM LIFE INSURANCE

                                   VALIDITY

The validity period for this benefit will be the same as for the policy to which it is attached, and it will start on the effective date of the benefit, or the effective date of an increase to the Death Benefit Schedule as appropriate.

                               GENERAL PROVISION

This benefit is part of the policy to which it is attached. Except where the benefit provides otherwise, it is subject to all provisions of the policy.

                                  TERMINATION

The benefit terminates on the earliest of the following dates:

(a) the termination date of the policy;

(b) the date the life insured reaches Attained Age 100; or

(c) the Policy Month following the date we receive your Written Request for cancellation of this benefit.

                                   JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                             /s/ John D. DesPrez III
                                   --------------------------------------
                                                    President


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